United States securities and exchange commission logo





                               March 25, 2024

       Mohammad Hasan Hamed
       Chief Executive Officer
       BestGofer Inc.
       10 Nisan Beck St.
       Jerusalem, Israel 91034

                                                        Re: BestGofer Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 4, 2024
                                                            File No. 333-276813

       Dear Mohammad Hasan Hamed:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 4,
2024

       Determination of Offering Price, page 7

   1. We note your response to prior comment 3. Please revise your statement that, "Each
                                                        Selling Shareholder
will determine the selling price of any shares sold by that Selling
                                                        Shareholder," to align
with your revised disclosure elsewhere indicating a fixed price of
                                                        $0.04 per share for the
offering. Please also revise your statement here and on the
                                                        prospectus cover page
that, "The offering price of the Selling Shareholders may bear no relationship..." to
confirm whether the fixed price bears any relationship to the criteria you list. Lastly, please
revise throughout the registration statement to make clear to investors that the $0.04 per
share fixed price will last for the duration of the offering, even if you achieve your intention
to be quoted on the OTC Markets.
 Mohammad Hasan Hamed
FirstName  LastNameMohammad Hasan Hamed
BestGofer Inc.
Comapany
March      NameBestGofer Inc.
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
General

2. We note your response to prior comment 4 and reissue in part. Revise to identify the selling shareholders as underwriters for purposes of the Securities Act of 1933 on the prospectus cover page and in the Plan of Distribution section. In the Plan of Distribution section, please also disclose the information called for by Item 508 of Regulation S-K with respect to such selling shareholders, to the extent applicable. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at
202-551-3264 with
any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Robert Burnett